The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated November 7, 2024

November , 2024	Registration Statement Nos. 333-270004 and 333-270004-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

Capped Buffered Return Enhanced Notes Linked to the S&P 500® ESG Index due February 20, 2026

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek a return of 1.50 times any appreciation of the S&P 500® ESG Index, up to a maximum return of at least 13.00%, at maturity.
•	Investors should be willing to forgo interest and dividend payments and be willing to lose up to 90.00% of their principal amount at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about November 15, 2024 and are expected to settle on or about November 20, 2024.
•	CUSIP: 48135VNG9

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, Annex A to the accompanying prospectus addendum, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement, prospectus and prospectus addendum. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $6.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $985.50 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $960.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 4-I dated April 13, 2023, underlying supplement no. 1-I dated April 13, 2023, the prospectus and prospectus supplement, each dated April 13, 2023, and the prospectus addendum dated June 3, 2024

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Index: The S&P 500® ESG Index (Bloomberg ticker: SPXESUP)

Maximum Return: At least 13.00% (corresponding to a maximum payment at maturity of at least $1,130.00 per $1,000 principal amount note) (to be provided in the pricing supplement)

Upside Leverage Factor: 1.50

Buffer Amount: 10.00%

Pricing Date: On or about November 15, 2024

Original Issue Date (Settlement Date): On or about November 20, 2024

Observation Date*: February 17, 2026

Maturity Date*: February 20, 2026

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Payment at Maturity:

If the Final Value is greater than the Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return × Upside Leverage Factor), subject to the Maximum Return

If the Final Value is equal to the Initial Value or is less than the Initial Value by up to the Buffer Amount, you will receive the principal amount of your notes at maturity.

If the Final Value is less than the Initial Value by more than the Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Index Return + Buffer Amount)]

If the Final Value is less than the Initial Value by more than the Buffer Amount, you will lose some or most of your principal amount at maturity.

Index Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing level of the Index on the Pricing Date

Final Value: The closing level of the Index on the Observation Date

PS-1 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the S&P 500® ESG Index

Supplemental Terms of the Notes

Any values of the Index, and any values derived therefrom, included in this pricing supplement may be corrected, in the event of manifest error or inconsistency, by amendment of this pricing supplement and the corresponding terms of the notes. Notwithstanding anything to the contrary in the indenture governing the notes, that amendment will become effective without consent of the holders of the notes or any other party.

Hypothetical Payout Profile

The following table and graph illustrate the hypothetical total return and payment at maturity on the notes linked to a hypothetical Index. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and payments set forth below assume the following:

•	an Initial Value of 100.00;
•	a Maximum Return of 13.00%;
•	an Upside Leverage Factor of 1.50; and
•	a Buffer Amount of 10.00%.

The hypothetical Initial Value of 100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value. The actual Initial Value will be the closing level of the Index on the Pricing Date and will be provided in the pricing supplement. For historical data regarding the actual closing levels of the Index, please see the historical information set forth under “The Index” in this pricing supplement.

Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and graph have been rounded for ease of analysis.

Final Value	Index Return	Total Return on the Notes	Payment at Maturity
180.00000	80.00000%	13.00%	$1,130.00
165.00000	65.00000%	13.00%	$1,130.00
150.00000	50.00000%	13.00%	$1,130.00
140.00000	40.00000%	13.00%	$1,130.00
130.00000	30.00000%	13.00%	$1,130.00
120.00000	20.00000%	13.00%	$1,130.00
110.00000	10.00000%	13.00%	$1,130.00
108.66667	8.66667%	13.00%	$1,130.00
105.00000	5.00000%	7.50%	$1,075.00
101.00000	1.00000%	1.50%	$1,015.00
100.00000	0.00000%	0.00%	$1,000.00
95.00000	-5.00000%	0.00%	$1,000.00
90.00000	-10.00000%	0.00%	$1,000.00
80.00000	-20.00000%	-10.00%	$900.00
70.00000	-30.00000%	-20.00%	$800.00
60.00000	-40.00000%	-30.00%	$700.00
50.00000	-50.00000%	-40.00%	$600.00
40.00000	-60.00000%	-50.00%	$500.00
30.00000	-70.00000%	-60.00%	$400.00
20.00000	-80.00000%	-70.00%	$300.00
10.00000	-90.00000%	-80.00%	$200.00
0.00000	-100.00000%	-90.00%	$100.00

PS-2 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the S&P 500® ESG Index

The following graph demonstrates the hypothetical payments at maturity on the notes for a range of Index Returns. There can be no assurance that the performance of the Index will result in the return of any of your principal amount in excess of $100.00 per $1,000 principal amount note, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

How the Notes Work

Upside Scenario:

If the Final Value is greater than the Initial Value, investors will receive at maturity the $1,000 principal amount plus a return equal to the Index Return times the Upside Leverage Factor of 1.50, up to the Maximum Return of at least 13.00%. Assuming a hypothetical Maximum Return of 13.00%, an investor will realize the maximum payment at maturity at a Final Value of approximately 108.66667% or more of the Initial Value.

•	If the closing level of the Index increases 5.00%, investors will receive at maturity a return equal to 7.50%, or $1,075.00 per $1,000 principal amount note.
•	Assuming a hypothetical Maximum Return of 13.00%, if the closing level of the Index increases 65.00%, investors will receive at maturity a return equal to the 13.00% Maximum Return, or $1,130.00 per $1,000 principal amount note, which is the maximum payment at maturity.

Par Scenario:

If the Final Value is equal to the Initial Value or is less than the Initial Value by up to the Buffer Amount of 10.00%, investors will receive at maturity the principal amount of their notes.

Downside Scenario:

If the Final Value is less than the Initial Value by more than the Buffer Amount of 10.00%, investors will lose 1% of the principal amount of their notes for every 1% that the Final Value is less than the Initial Value by more than the Buffer Amount.

•	For example, if the closing level of the Index declines 60.00%, investors will lose 50.00% of their principal amount and receive only $500.00 per $1,000 principal amount note at maturity, calculated as follows:

$1,000 + [$1,000 × (-60.00% + 10.00%)] = $500.00

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

PS-3 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the S&P 500® ESG Index

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement and in Annex A to the accompanying prospectus addendum.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The notes do not guarantee any return of principal. If the Final Value is less than the Initial Value by more than 10.00%, you will lose 1% of the principal amount of your notes for every 1% that the Final Value is less than the Initial Value by more than 10.00%. Accordingly, under these circumstances, you will lose up to 90.00% of your principal amount at maturity.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN,

regardless of any appreciation of the Index, which may be significant.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not a key operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see the accompanying prospectus addendum.

•	THE NOTES DO NOT PAY INTEREST.
•	YOU WILL NOT RECEIVE DIVIDENDS ON THE SECURITIES INCLUDED IN THE INDEX OR HAVE ANY RIGHTS WITH RESPECT TO THOSE SECURITIES.
•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —

You should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Maximum Return.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

PS-4 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the S&P 500® ESG Index

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Index

•	JPMORGAN CHASE & CO. IS CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX,
PS-5 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the S&P 500® ESG Index

but JPMorgan Chase & Co. will not have any obligation to consider your interests in taking any corporate action that might affect the level of the Index.

•	THE INVESTMENT STRATEGY REPRESENTED BY THE INDEX MAY NOT BE SUCCESSFUL —

The Index seeks to measure the performance of U.S. companies that have positive environmental, social and governance (“ESG”) characteristics.  The Index is designed to maximize exposure to ESG factors, as determined by S&P Dow Jones, while exhibiting risk and return characteristics similar to those of its underlying index, the S&P 500® Index.  The methodology used to determine ESG characteristics of the eligible components for purposes of the Index may rely on information self-reported by companies, and no assurance can be provided that such information, or other publicly available information used in this methodology, is accurate.  The Index’s constitution limits the types and number of investment opportunities, and as a result, the Index may underperform other indices that do not have an ESG focus.  The Index’s eligibility criteria may result in the Index tracking securities or industry sectors that underperform the market as a whole or underperform other indices screened for ESG standards.  The Index’s constituents may not be the same companies that comprise other indices that use similar ESG screens.  In addition, the Index’s constituents may not exhibit positive or favorable ESG characteristics.

•	THE INDEX MAY INCLUDE STOCKS THAT ARE NOT CONSISTENT WITH YOUR ESG OBJECTIVES —

The Index measures companies’ ESG performance using the ESG Score, which aims to quantify, in a single score, a company’s performance across different features that may be relevant to environmental, social and governance objectives.  No assurance can be given that the ESG Score will measure ESG performance in a manner that is consistent with your ESG objectives.  For example, if environmental considerations are important to you, you should understand that the underlying may include companies that you might not consider to be environmentally responsible.  Such companies might nevertheless have high ESG Scores, because environmental considerations are only a part of the calculation of the ESG Score.  If a company scores well on social and governance factors, it might have a high ESG Score even if, for example, it is responsible for significant carbon emissions.  You should consider carefully whether the ESG Score measures ESG performance in a manner that is consistent with your ESG objectives.

PS-6 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the S&P 500® ESG Index

The Index

The Index is a float-adjusted market capitalization-weighted index that tracks the performance of companies meeting sustainability criteria, characterized by exhibiting positive environmental, social and governance characteristics, as determined by S&P Dow Jones, while maintaining similar overall industry group weights as the S&P 500® Index.  The Index is calculated, maintained and published by S&P Dow Jones.  For additional information about the Index, see Annex A in this pricing supplement.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 4, 2019 through November 1, 2024. The closing level of the Index on November 6, 2024 was 523.02. We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Pricing Date or the Observation Date. There can be no assurance that the performance of the Index will result in the return of any of your principal amount in excess of $100.00 per $1,000 principal amount note, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

Material U.S. Federal Income Tax Consequences

In determining our reporting responsibilities, we intend to treat the notes for U.S. federal income tax purposes as “open transactions” that are not debt instruments, as described in the section entitled “Material U.S. Federal Income Tax Consequences – Tax Consequences to U.S. Holders – Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement no. 4-I. Based on the advice of A&O Shearman, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.

No statutory, judicial or administrative authority directly addresses the characterization of the notes (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Assuming that “open transaction” treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of the notes at the issue price. However, the IRS or a court may not respect the treatment of the notes as “open transactions,” in which case the timing and character of any income or loss on the notes could be materially and adversely affected. For instance, the notes could be treated as contingent payment debt instruments, in which case the gain on your notes would be treated as ordinary income and you would be required to accrue original issue discount on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of

PS-7 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the S&P 500® ESG Index

income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2027 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that

PS-8 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the S&P 500® ESG Index

is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Index” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, the accompanying prospectus addendum and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement and in Annex A to the accompanying prospectus addendum, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000121390023029539/ea152803_424b2.pdf
•	Underlying supplement no. 1-I dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000121390023029543/ea151873_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf
•	Prospectus addendum dated June 3, 2024: http://www.sec.gov/Archives/edgar/data/1665650/000095010324007599/dp211753_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-9 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the S&P 500® ESG Index

Annex A

The S&P 500® ESG Index

All information contained in this pricing supplement regarding the S&P 500® ESG Index (the “ESG Index”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”). The ESG Index is calculated, maintained and published by S&P Dow Jones. S&P Dow Jones has no obligation to continue to calculate and publish, and may discontinue calculation and publication of, the ESG Index.

The ESG Index is a float-adjusted market capitalization-weighted index that is designed to measure the performance of securities meeting sustainability criteria, as determined by S&P Dow Jones, while maintaining similar overall industry group weights as the S&P 500® Index. The ESG Index is reported by Bloomberg L.P. under the ticker symbol “SPXESUP.”

Eligibility Criteria and Index Construction

The ESG Index is constructed from an eligible universe of constituents included in the S&P 500® Index. The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, please see “Equity Index Descriptions — S&P U.S. Indices” in the accompanying underlying supplement.

A constituent of the S&P 500® Index is eligible for inclusion in the ESG Index, as long as none of the following exclusions apply:

(1)	Thermal Coal: Companies that either extract or generate electricity from thermal coal accounting for greater than 5% of their revenue are excluded.
(2)	Tobacco: Companies that either directly, or via an ownership stake of 25% or more in another company, produce tobacco, have tobacco sales accounting for greater than 10% of their revenue or have tobacco-related products and services accounting for greater than 10% of their revenue are excluded.
(3)	Controversial Weapons: Companies that either directly, or via an ownership stake of 25% or more in another company, are involved with cluster weapons, landmines, biological or chemical weapons, depleted uranium weapons, white phosphorus weapons or nuclear weapons are excluded.
(4)	UNGC Score: Companies at or below the bottom 5% of the United Nations Global Compact score are excluded.
(5)	ESG Score: Companies with an S&P DJI ESG Score (“ESG Score”) that falls within the worst 25% of ESG scores from each Global Industry Classification Standard (“GICS”) global industry group are excluded. The global universe for this categorization is defined as the union of the S&P Global LargeMidCap and S&P Global 1200, as of the end of March of the prior year.

The selection of constituents from the eligible universe is then processed as follows:

(1)	For each GICS industry group, companies are selected in decreasing order of ESG Score until 65% of the universe’s float-adjusted market capitalization is reached.
(2)	For each GICS industry group, existing companies with an ESG Score ranked between 65% and 85% are selected to get as close as possible to the target of 75% of the float-adjusted market capitalization.
(3)	If the combined float-adjusted market capitalization of the selected companies is not above the 75% float-adjusted market capitalization target, additional eligible companies may be added in decreasing order of ESG Score to get as close as possible to the 75% float-adjusted market capitalization target. This process will stop when the addition of the next eligible company would result in the total float-adjusted market capitalization of the GICS industry group to move further away from the 75% float-adjusted market capitalization target.

ESG Score Methodology

ESG Scores are environmental, social, and governance (“ESG”) scores that are intended to measure ESG risk and performance factors for corporations, with a focus on financial materiality. The ESG scores are calculated by S&P Dow Jones, in association with S&P Global Sustainable1 Research (“S&P Research”). The ESG scores dataset contains a total company-level ESG Score for a financial year and consists of individual environmental (E), social (S) and governance (G) dimension scores, beneath which are on average more than 20 industry-specific criteria scores that can be used as signals of ESG risks and repercussions.

The ESG Scores are the result of further scoring methodology refinements to the S&P Global ESG Scores that result from the S&P Global Corporate Sustainability Assessment (the “CSA”), a bottom-up research process that aggregates underlying company ESG data to score levels. The CSA is an annual questionnaire-based analysis process focused on ESG factors, with the aim of identifying the

PS-10 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the S&P 500® ESG Index

extent to which companies are equipped to recognize and respond to emerging sustainability opportunities and challenges in the global market. The CSA emphasizes financially material and industry-specific sustainability issues.

Companies are evaluated based on a range of financially relevant sustainability criteria, covering environmental, social and governance dimensions. Companies’ responses to questions are assigned values, which are then aggregated into criteria, dimension and total ESG scores, using an industry-specific weighting scheme.

For the purposes of the CSA, companies are assigned to industries defined by S&P Research. S&P Research uses the GICS as its starting point for determining industry classification. At the industry group and sector levels, the industries match the standard GICS classifications, but some nonstandard aggregations occur at the industry level. The CSA has separate questionnaires for each of its 61 industries. These industry-specific questionnaires, which also consist of general questions, allow for both comparison of ESG performance across industries and accountability for significant differences in materiality of ESG criteria across industries. Analysis of the CSA results in an ESG score for each company.

Annually, S&P Dow Jones issues invitations to companies, providing the opportunity to respond directly to the CSA. Companies that fail to respond to the CSA can still be assessed and receive ESG Scores. For these companies, S&P Research analysts make assessments using available data and form scores based on public information about the company. Companies that do not respond to initial invitations to complete CSAs have the opportunity to review their scores at a later stage.

The foundation for the CSA is company information available in the public domain. Publicly available information is drawn from financial filings, sustainability reports, corporate policies, investor presentations and other such unrestricted sources. Companies also have the option of furnishing additional information to enhance their public disclosures. Company-disclosed information is supported by the ongoing Media & Stakeholder Analysis process, which leverages data from RepRisk, a data science company, and tracks companies’ exposure to, and subsequent management of, controversies.

Information gaps may exist as a result of additional disclosures being provided directly by some companies through the CSA, compared to data collected by S&P Research analysts. Information gaps can also be attributed to differences in transparency found in corporate sustainability reporting. To account for these disparities, a framework is used to quantify missing data in answers to questions for which publicly available information is scarce. The public information used to assess companies includes reports, websites or other online content found in the public domain. This information must be available to all stakeholders and valid at the time of the review of the CSA by S&P Research. Because portions of the CSA solicit company data not commonly accessible to the public, the aforementioned framework is only applied to companies assessed by S&P Research outside of the invitational CSA process, such as companies that do not furnish input and submit to assessments based solely on publicly available company information.

Generally, CSA questions are deemed mandatory if S&P Research analysts are able to find information to answer questions for more than 50% of companies screened. Based on the fundamental importance of some CSA questions, S&P Research industry experts have discretion to categorize specific questions as mandatory, regardless of the response rate. Conversely, S&P Research industry experts may deem CSA questions non-mandatory even if the response rate for these questions is greater than 50%.

The ESG Score methodology is under the supervision of the S&P DJI ESG Score Committee (the “ESG Committee”), which includes committee members from both S&P Dow Jones and S&P Research. The ESG Committee meets regularly. At each meeting, the ESG Committee reviews the methodology and may revise the methodology process if the ESG Committee determines a change is needed to better implement the intent of the scoring process. The ESG Committee may also make exceptions when applying the methodology.

ESG Score Calculation

During the CSA process, ESG indicators are calculated for each company covering various sustainability topics. Within each industry, each indicator has a different weight in the total company-level ESG score calculation, which is the weighted sum of all underlying indicators.

Because of the ESG methodology’s industry-specific approach, as defined by S&P Research, the weights are dependent on a company’s particular industry. Therefore, the weights for each indicator vary across industries. Some ESG indicators are used in all industries, whereas some are industry-specific. If an indicator is irrelevant to a specific industry, the corresponding industry weight is zero.

Weights are defined in the CSA based on S&P Research’s review of the financial materiality of each topic to the specific industry. The weightings of each topic and consideration of potentially new topics are reviewed annually before the subsequent CSA research cycle commences in early spring.

The ESG Index Maintenance and Adjustments

The ESG Index rebalances annually, with changes effective after the last business day of April. The rebalancing reference date is the last trading day of March.

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The ESG Index constituents are reviewed on a quarterly basis for ongoing eligibility under the Thermal Coal, Tobacco, Controversial Weapons, and UNGC Score exclusion criteria. Companies determined to be ineligible are removed from the ESG Index, effective after the close of the last business of July, October and January. The reference date for this review is the last business day of the previous month. Changes to constituents’ shares as a result of these quarterly updates are effective after the close of the third Friday in March, June, September and December.

Except for spin-offs, no additions are made to the ESG Index between annual reconstitutions. A constituent stock may be deleted from the ESG Index in between rebalancings due to corporate events such as mergers, takeovers, delistings or suspensions, or if the company no longer meets the eligibility criteria described above. Additionally, at the discretion of S&P Dow Jones, an index constituent may be removed effective after the close of the last business day of July, October or January.

Calculation, Maintenance and Governance of the ESG Index

Except as described above, the ESG Index is calculated, maintained and governed using the same methodology as the S&P 500® Index. For additional information about the calculation, maintenance and governance of the S&P 500® Index, please see “Equity Index Descriptions — S&P U.S. Indices” in the accompanying underlying supplement.

PS-12 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the S&P 500® ESG Index